UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

__________________________

FORM 6-K

__________________________

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 2007

Date of Report (Date of Earliest Event Reported)

__________________________

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. El Golf 40, Piso 4

Las Condes

Santiago, Chile

 (Address of principal executive office)

__________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes _______ No ___X____

MATERIAL EVENT

CORPORATE NAME

:

EMBOTELLADORA ANDINA S.A.

SECURITIES REGISTRY

:

00124

TAXPAYER I.D.

:

91.144.000-8

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The following material event is reported by Embotelladora Andina S.A. (“Andina” or the “Company”) by virtue of the stipulations in Article 9 and subparagraph 2 of Article 10 of Law 18,045, and the provisions in Section II of General Rule No. 30 of the Superintendency of Securities and Insurance:

As announced in the material event dated August 20, 2007, The Coca-Cola Company (TCCC) informed us its intention to review the "concentrate price" in Chile.  This price is a percentage rate applied on beverage sales revenues under the franchise agreement.

In this sense, we inform that TCCC has decided to increase the incidence rate and its calculation methodology, as of January 1, 2008 and until the year 2012, for the incremental sales recorded since the former date at a rate of 40%.   These incremental sales will be measured as those sales in excess of those recorded during the previous year, expressed in inflation-indexed in Chilean pesos.

Thus, for the amount of total sales of Andina’s Chilean franchise, up to the amount equivalent to the value of sales for the year 2007, the current concentrate rate will be applied without alterations.

Consequently, since this measure will be applied over the real sales growth, the effect will depend on the effective yearly growth rate.  For example, if Andina’s real sales in Chile grow at an annual growth rate of 5% during the 2008-2012 period, operating costs would increase at a rate of US$4 million per year with respect to the current situation.  Towards the end of 2012 we estimate that this incidence would be stabilized going forward.

Since this is a transaction among related parties, should the Company approve the transaction, and given the increase of annual costs, Embotelladora Andina S.A. will exercise all its efforts in order to compensate or diminish the effects over its results.

Pedro Pellegrini Ripamonti

Corporate Legal Manager

Embotelladora Andina S.A.

Santiago, November 6, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.

By: /s/ Osvaldo Garay

Name:   Osvaldo Garay

Title:    Chief Financial Officer

Santiago, November 7, 2007